WILLIAMSBURG INVESTMENT TRUST

October 20, 2011

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C.  20549

Re:	Williamsburg Investment Trust (the “Trust”), on behalf of its series, the FBP Value Fund and the FBP Balanced Fund (the “Funds”)
File Nos. 811-05685, 33-25301

Ladies and Gentlemen:

We are electronically filing via EDGAR the Trust’s responses to comments provided by Mrs.  Karen Risotto of the staff of the Securities and Exchange Commission (the “Commission”) on preliminary copies of proxy materials, including a Shareholder Letter, Notice of Special Meeting and Proxy Statement, filed with the Commission on October 5, 2011 pursuant to Rule 14a-6(a) under the Securities Exchange Act of 1934.  The Trust intends to file definitive copies of the proxy materials reflecting the changes described in the letter upon resolution of these comments with the Commission staff.   The following are comments provided by the Commission staff and the Trust’s response to each:

IMPORTANT INFORMATION TO HELP YOU UNDERSTAND THE PROPOSALS

1.  Under the “Questions and Answers” section, please replace the word “these” with the phrase “the Funds’ current” in the last sentence of the second answer.

RESPONSE:  We have revised the sentence as follows:

Since the time many of the Funds’ current limitations were adopted, there have been many changes to federal or state regulatory oversight and the operation of the capital markets.

PROXY STATEMENT

2.  Please indicate in the Proxy Statement where the meeting will be held.

RESPONSE:  The Proxy Statement has been revised to include the location of the meeting.

3.  In the descriptions of the effects of the new proposed fundamental limitations, enhance the disclosures included of the risks to the Funds of implementing the proposals so that they are more prominent.

RESPONSE:  The risk disclosures have been made more prominent by including them under  the heading “Risks of Proposal” in boldface type (as shown in the response to Comment #4 below).

Proposal 1a - To Amend the Fundamental Investment Limitation with Respect to Borrowing Money and Issuing Senior Securities

4.  Please revise Proposal 1a to reflect two separate proposals  (i.e., a proposal to amend the fundamental investment limitation with respect to borrowing and a proposal to amend the fundamental investment limitation with respect to issuing senior securities) since the proposal  incorporates two distinct fundamental limitations.

RESPONSE:  Proposal 1a has been divided into two separate proposals, 1a(i) and 1a(ii), as follows:

Proposal No. 1a

TO AMEND THE FUNDAMENTAL INVESTMENT LIMITATION
WITH RESPECT TO BORROWING MONEY
AND ISSUING SENIOR SECURITIES

The 1940 Act requires every mutual fund to have a fundamental investment policy regarding borrowing money and the issuance of senior securities.  The Funds’ existing fundamental investment limitation with respect to borrowing money and issuing senior securities will be separated into two fundamental limitations as follows:

Proposal No. 1a(i)

BORROWING MONEY

The 1940 Act requires every mutual fund to have a fundamental investment policy regarding borrowing money.  The 1940 Act generally permits a fund to borrow money in an amount equal to or less than 33 1/3% of its total assets (including the amount borrowed) from banks, or an amount equal to or less than 5% of its total assets for temporary purposes from any unaffiliated lender.  Mutual funds typically borrow money to cover short-term cash needs (such as to cover large and unexpected redemptions) without having to sell portfolio securities at a time when a sale would be disadvantageous for investment reasons.  The Funds’ existing investment limitation is more prohibitive than the requirements of the 1940 Act and has the effect of unnecessarily limiting the Funds’ borrowing practices.

Listed below is a description of the Funds’ current and proposed fundamental limitation with respect to borrowing money and the implications of the Proposal:

Current Fundamental Limitation	Proposed Fundamental Limitation
Each Fund may not issue senior securities, borrow money or pledge its assets, except that it may borrow from banks as a temporary measure (a) for extraordinary or emergency purposes, in amounts not exceeding 5% of either Fund’s total assets, or (b) in order to meet redemption requests which might otherwise require untimely disposition of portfolio securities if, immediately after such borrowing, the value of a Fund’s assets, including all borrowings then outstanding, less its liabilities (excluding all borrowings), is equal to at least 300% of the aggregate amount of borrowings then outstanding, and may pledge its assets to secure all such borrowings.
Each Fund may not engage in borrowing except as permitted by the 1940 Act, any rules and regulations promulgated thereunder or interpretations of the SEC or its staff.
Purpose of Proposal	Effect of Proposal
The purpose of this Proposal is to make each Fund’s fundamental investment limitation on borrowing consistent with applicable limitations under the 1940 Act.  The proposed change would expand the Funds’ flexibility to borrow to the extent permitted by the 1940 Act and simplify the current limitation by omitting unnecessary exceptions and explanations.

The proposed amendment is not expected to change the way the Funds are managed or affect their operations.  The Funds currently do not intend to change their borrowing activities in response to the change in the policy.  Any change to the Funds’ borrowing activities would be subject to review by the Board and would be reflected in the Funds’ disclosures to shareholders, including any material risks, as appropriate.  If this Proposal is approved, each Fund would be permitted to borrow for any purpose permitted under the 1940 Act, including for leveraging purposes, which means that each Fund would be able to use borrowed money to increase its investments in securities.

Risks of Proposal.  To the extent that borrowing involves leveraging, a Fund’s share price may be subject to increased volatility because borrowing may magnify the effect of an increase or decrease in a Fund’s holdings.  In addition, any money borrowed would be subject to interest and other costs.

THE BOARD OF TRUSTEES, INCLUDING THE INDEPENDENT TRUSTEES, UNANIMOUSLY RECOMMENDS THAT SHAREHOLDERS OF THE FUNDS VOTE "FOR" APPROVAL OF PROPOSAL No. 1a(i)

Proposal No. 1a(ii)

ISSUING SENIOR SECURITIES

The 1940 Act requires every mutual fund to have a fundamental investment policy regarding the issuance of senior securities.  A senior security is generally any security that gives its holder a priority claim on a mutual fund’s assets or on dividends paid by a fund.  A number of different investment instruments and strategies – forward and futures contracts, repurchase agreements, short selling, options writing and certain derivatives – may involve the issuance of a senior security.  The 1940 Act prohibits funds from issuing or selling senior securities, but the SEC has taken the position that instruments and strategies that otherwise might be considered to involve senior securities will not be considered senior securities if funds use certain protective techniques.  These techniques include holding an offsetting position or segregating liquid assets in an amount sufficient to meet the fund’s obligations under the instrument or strategy.  The Funds’ existing investment limitation is more prohibitive than the requirements of the 1940 Act and has the effect of unnecessarily restricting the Funds’ ability to issue senior securities.

Listed below is a description of the Funds’ current and proposed fundamental limitation with respect to issuing senior securities and the implications of the Proposal:

Current Fundamental Limitation	Proposed Fundamental Limitation
Each Fund may not issue senior securities, borrow money or pledge its assets, except that it may borrow from banks as a temporary measure (a) for extraordinary or emergency purposes, in amounts not exceeding 5% of either Fund’s total assets, or (b) in order to meet redemption requests which might otherwise require untimely disposition of portfolio securities if, immediately after such borrowing, the value of a Fund’s assets, including all borrowings then outstanding, less its liabilities (excluding all borrowings), is equal to at least 300% of the aggregate amount of borrowings then outstanding, and may pledge its assets to secure all such borrowings.

Each Fund will not issue senior securities.  This limitation is not applicable to activities that may be deemed to involve the issuance or sale of a senior security by a Fund, provided that the Fund’s engagement in such activities is consistent with or permitted by the 1940 Act, the rules and regulations promulgated thereunder or interpretations of the SEC or its staff.

Purpose of Proposal	Effect of Proposal
The purpose of this Proposal is to make each Fund’s fundamental investment limitation on issuing senior securities consistent with applicable limitations under the 1940 Act.  The proposed change would expand the Funds’ flexibility to issue senior securities to the extent permitted by the 1940 Act and clarify the Funds’ ability to engage in permissible types of transactions which have been interpreted as not constituting the issuance of senior securities.

The proposed amendment is not expected to change the way the Funds are managed or affect their operations.  The Funds currently do not intend to change their approach to issuing senior securities in response to the change in the policy.  Any change to the Funds’ approach to issuing senior securities would be subject to review by the Board and would be reflected in the Funds’ disclosures to shareholders, including any material risks, as appropriate.

The proposed senior securities policy would clarify the Funds' ability to engage in the permissible types of transactions discussed above, which, while appearing to raise senior security concerns, have been interpreted as not constituting the issuance of senior securities under the federal securities laws.

Risks of Proposal.  The principal risk created by the use of senior securities is leverage risk, i.e., that it is possible that the Fund's loss on the transaction may exceed the amount invested.  In addition, a Fund may incur additional costs, such as interest expense.

THE BOARD OF TRUSTEES, INCLUDING THE INDEPENDENT TRUSTEES, UNANIMOUSLY RECOMMENDS THAT SHAREHOLDERS OF THE FUNDS VOTE "FOR" APPROVAL OF PROPOSAL No. 1a(ii).

5.  In the sentence describing the regulations under the Investment Company Act of 1940 with respect to borrowing, please replace the word “person” with the words “unaffiliated lender.”

RESPONSE:  We have revised the sentence as follows:

“The 1940 Act generally permits a fund to borrow money in an amount equal to or less than     33 1/3% of its total assets (including the amount borrowed) from banks, or an amount equal to or less than 5% of its total assets for temporary purposes from any unaffiliated lender.

Proposal No. 1c - To Amend the Fundamental Investment Limitation with Respect to Purchasing and Selling Commodities and Put and Call Options

6.  The proposed fundamental limitation with respect to purchasing and selling commodities should include the phrase “to the extent permitted under the 1940 Act and the regulations of any other agency with authority over the Funds” in order to encompass the regulatory authority of the Commodities Futures Trading Commission.

RESPONSE:  We have revised the proposed fundamental limitation with respect to purchasing and selling commodities as requested.

Proposal No. 1g - To Amend the Fundamental Limitation with Respect to Investing in Real Estate and Oil, Gas or Other Mineral Exploration or Development Programs

7.  In the description of the purpose of the proposed fundamental limitation with respect to real estate, revise the last sentence in order to clarify that the Funds would continue to be prohibited from investing directly in real estate.

RESPONSE:  We have revised the sentence as follows:

With respect to real estate, the proposed policy would permit the Funds to hold or sell real estate acquired as a result of the Fund’s ownership of securities or other instruments.  The Funds would remain prohibited from investing directly in real estate.

8.  The proposed fundamental limitation with respect to real estate should include the word “directly” at the end of the sentence in order to indicate that each Fund will not purchase or sell real estate directly.

RESPONSE: We have revised the proposed fundamental limitation with respect to real estate as requested.

9.  The discussion of the proposed fundamental limitation with respect to real estate should include disclosure of the risks of investing in real estate related securities.

RESPONSE:  We have added the relevant disclosures as follows:

Risks of Proposal.  If the Funds were to invest in companies engaged in the real estate business, they would be subject to certain risks.  These include declines in the value of real estate, lack of available mortgage funds, overbuilding and extended vacancies, increased property taxes and operating expenses, zoning and environmental problems and changes in interest rates.

Proposal  2:  To Replace the Fundamental Investment Objectives of the FBP Value Fund with a New Non-Fundamental Investment Objective

10.  Indicate earlier in the discussion that the proposed new investment objective for the FBP Value Fund will be accompanied by a corresponding change to the name of the FBP Value Fund.

RESPONSE:  We have revised the section as follows:

PROPOSAL 2:	TO REPLACE THE FUNDAMENTAL INVESTMENT OBJECTIVES OF THE FBP VALUE FUND WITH A NEW NON-FUNDAMENTAL INVESTMENT OBJECTIVE

The Adviser has proposed a new investment objective for the FBP Value Fund that is designed to place an increased emphasis on income.  In addition, the Adviser has proposed that the new investment objective would be non-fundamental and could be changed by the Board of Trustees without shareholder approval.

The Adviser intends to implement a new dividend income strategy for the FBP Value Fund that will seek income as well as capital appreciation.  The Adviser believes that a strategy emphasizing higher yielding, dividend-paying stocks may provide greater potential for capital appreciation to shareholders of the FBP Value Fund, in addition to generating income.  The proposed new investment objective will be accompanied by a corresponding change by the Board to the name of the FBP Value Fund and the adoption of new investment strategies consistent with the Fund’s increased emphasis on income.  If shareholders of the FBP Value Fund approve the new investment objective, the name of the Fund will change to the “FBP Equity & Dividend Plus Fund.”

11.  In the table describing the current and proposed investment objective(s), indicate that the proposed investment objective will be non-fundamental.

RESPONSE:  We have made the change as requested.

Filing Requirements

12.  Include the proxy cards in the filing of the definitive copies of the proxy materials.

RESPONSE:  The proxy card will be included in the filing of the definitive copies of the proxy materials under Rule 14a-6(b) under the Securities Exchange Act of 1934.

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We acknowledge that:

•	the Trust is responsible for the adequacy and accuracy of the disclosure in Trust filings;

•	staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to such filings; and

•	the Trust may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your comments.  Please contact the undersigned at 513/587-3418 if you have any questions.

Very truly yours,

/s/ Tina H. Bloom

Tina H. Bloom
Secretary